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                                                         EXHIBIT A (6)(b)(ii)


                                AMENDMENT TO THE
                                   BY-LAWS OF
                            A I M DISTRIBUTORS, INC.
                               September 26, 1991



         Section 6.8. is hereby amended by adding the following sentence to the end of the section:

                 These responsibilities do not apply to officers designated as Vice President - Regional or Vice President - Regional-Banking Division.

         Section 6.8.A. and 6.8.B., set forth below, are hereby added as new sections succeeding Section 6.8.:

                 SECTION 6.8.A. Vice President - Regional. Officers designated as Vice President - Regional shall perform the duties of a wholesaler serving a regional territory designated by the Company and shall act for the Company, but shall not have the power to bind the Company.

                 SECTION 6.8.B. Vice President - Regional - Banking Division. Officers designated as Vice President - Regional - Banking Division shall perform the duties of a wholesaler for institutions designated by the Company and shall act for the Company, but shall not have the power to bind the Company.

         Section 6.10.A., set forth below, is hereby added as a new section succeeding Section 6.10.:

                 SECTION 6.10.A. Assistant Vice President. The Assistant Vice Presidents shall, in general, perform such duties as shall be assigned to them by a Vice President, or by the President, the Board of Directors or the Executive Committee. The Assistant Vice Presidents shall, in the absence of the Vice President, perform all functions and duties which such absent officer may delegate, but such delegation shall not relieve the absent officer from the responsibilities and liabilities of his office.